Exhibit 2.1
AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER
     This Amendment No. 1 (the “Amendment”), dated as of April 18, 2007, to the Agreement and Plan of Merger, dated as of November 16, 2006, by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), and Clear Channel Communications, Inc., a Texas corporation (the “Company”).
RECITALS
     WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and
     WHEREAS, the parties hereto desire to amend the Agreement as provided herein.
STATEMENT OF AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
     Section 1.01.      Definitions; References. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Each reference herein to “the date of this Amendment” shall refer to the date set forth above and each reference to the “date of this Agreement” or similar references shall refer to November 16, 2006.
ARTICLE 2
AMENDMENT TO AGREEMENT
     Section 2.01.      Amendment to Section 3.01(b) of the Agreement. Section 3.01(b) of the Agreement is amended by deleting “$37.60” and replacing such amount with “$39.00.” All references in the Agreement to the “Merger Consideration” shall refer to “$39.00 plus the Additional Per Share Consideration, if any, in cash, without interest.
     Section 2.02.      Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Mergerco and the Parents as follows:
          (a) Authority Relative to Amendment. The Company has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder. The execution and delivery of this Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco and the Parents, this Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).
          (b) Additional Representations. Each of the representations and warranties contained in Sections 4.04(b)(ii) and (iii) is true and accurate as if made anew as of the date of this Amendment.
          (c) Opinion of Financial Advisors. The Board of Directors of the Company has received an oral opinion of Goldman Sachs & Co. to the effect that, after giving effect to this Amendment, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration as provided in Section 3.01(b) of the Agreement payable to each holder of outstanding shares of Company Common Stock (other than shares cancelled pursuant to Section 3.01(b) of the Agreement, shares held by affiliates of the Company, Dissenting Shares and the Rollover Shares), in the aggregate, is fair to the holders of the Company Common Stock from a financial point of view. The Company shall deliver an executed copy of the written opinion received from Goldman Sachs & Co. to the Parents promptly upon receipt thereof.
     Section 2.03      Additional Representations and Warranties of Parents and Mergerco. The Parents and Mergerco hereby jointly and severally represent and warrant to the Company as follows:
          (a) Authority Relative to Amendment. The Parents and Mergerco have all necessary power and authority to execute and deliver this Amendment, to perform their respective obligations hereunder. The execution and delivery of this Amendment by the Parents and Mergerco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco, and no other corporate proceedings on the part of the Parents or Mergerco are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Parents and Mergerco and, assuming the due authorization, execution and delivery by the Company, this Amendment constitutes a legal, valid and binding obligation of the Parents and Mergerco, enforceable against the Parents and Mergerco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
     Section 2.04.      Amendment to Section 5.07 of the Agreement. Section 5.07 (a) is amended and restated in its entirety to read as follows:
     “(a) Parents have provided to the Company true, complete and correct copies, as of the date of this Amendment, of the executed commitment letters from the parties identified in a separate letter (the “Amendment Disclosure Letter”) delivered to the Company, which commitment letters are dated as of the date of this Amendment (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Parents have provided to the Company true, complete and correct copies, as of the date of this Amendment, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in the Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).”
Each of the representations and warranties contained in Section 5.07(b) is true and accurate as if made anew as of the date of this Amendment.
     Section 2.05.      Amendment to Section 6.01 of the Agreement. Section 6.01(f) (iv) (z) is amended by deleting the words, “date hereof” and replacing them with the words, “date of the Amendment.”

     Section 2.06.      Amendment to Section 6.03 of the Agreement. The following paragraph shall be added to the Agreement as Section 6.03(e):
     “(e) Within five (5) business days following the date of this Amendment the Company shall prepare and shall cause to be filed with the SEC a proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company shall include the text of this Agreement and the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement. If required, the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC, if required after the date of this Amendment, as soon as reasonably practicable after it is filed with the SEC. If the SEC requires the Company to re-mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting, then within five (5) days after the Proxy supplement prepared in accordance with Section 6.03(b) has been cleared by the SEC, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting.
     Section 2.07.      Amendments to Section 6.04 of the Agreement. Subject to any actions taken by the SEC, as contemplated by Section 2.05 above, the Shareholders Meeting referred to in Section 6.04 of the Agreement shall be postponed, convened and held on May 8, 2007.
     Section 2.08.      Amendment to Section 8.02 of the Agreement. Section 8.02(c) of the Agreement shall be renumbered as Section 8.02(d) and all cross references to such Section shall be renumbered accordingly. The following paragraph shall be added to the Agreement as Section 8.02(c):
     “(c) If this Agreement is terminated pursuant to Section 8.01(c), Section 8.01(d) or Section 8.01(g) and within twelve (12) months after such termination of this Agreement (i) the Company or any of its subsidiaries consummates, (ii) the Company or any of its subsidiaries enters into a definitive agreement with respect to, or (iii) one or more Contacted Parties or a Qualified Group commences a tender offer with respect to, and, in the case of each of clause (ii) and (iii) above, subsequently consummates (whether during or after such twelve (12) month period), any Contacted Party Proposal then the Company shall pay to the Parents a fee of $200,000,000 in cash; provided, however, if this Agreement is terminated pursuant to Section 8.01(d) or Section 8.01(g), no such fee shall be payable under this Section 8.02(c) if a Company Termination Fee is payable pursuant to Section 8.02(a) hereof. In the event the fee provided for in this Section 8.02(c) is required to be paid, such payment will be made by wire transfer of immediately available funds to an account designated by Parents promptly following the closing of the transactions contemplated by such Contacted Party Proposal. For purposes of clarification, the fee payable pursuant to this Section 8.02(c) is in addition to any reimbursement of expenses provided for in Section 8.02(a) above.”
     Section 2.09.      Amendment to Appendix A.
          (a) The definition of “Additional Per Share Merger Consideration” is amended by deleting “$37.60” and replacing such amount with “$39.00.”
          (b) The following definition of “Contacted Parties” is added to Appendix A immediately following the definition of “Confidentiality Agreement”:
     “Contacted Parties” shall mean and include (i) each Person that is referred to in the Proxy Statement as having been contacted during the auction process or that were contacted in accordance with Section 6.07(a) of the Agreement during the period commencing on November 16, 2006 and ending on December 7, 2006 and (ii) any Affiliate of the parties referred to in clause (i). Within two business days of the date of this Amendment, the Company will provide to Parents a true and accurate list of the Contacted Parties referred to in clause (i).”

          (c) The following definition of “Contacted Parties Proposal” is added to Appendix A immediately following the definition of “Contacted Parties”:
     “Contacted Parties Proposal” shall mean: (i) any transaction in which one or more of the Contacted Parties, either acting alone or as a “group” (as defined in Section 13(d) of the Exchange Act) acting in concert, which “group” does not include any of the Parents, Mergerco or their respective Affiliates (a “Qualified Group”), directly or indirectly acquires or purchases, in any single transaction or series of related transactions, more than 50% of the fair market value of the assets, issued and outstanding Company Common Stock or other ownership interests of the Company and its consolidated subsidiaries, taken as a whole, or to which 50% or more of the Company’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable (ii) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consumated would result in one or more of the Contacted Parties or a Qualified Group acting in concert acquiring assets, securities or businesses in the minimum percentage described in clause (i) above or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving the Company as a result of which any Contacted Party or Qualified Group acting in concert would acquire assets, securities or businesses in the minimum percentage described in clause (i) above. For clarification purposes, a spin-off, recapitalization, stock repurchase program or other transaction effected by the Company or any of its subsidiaries will not constitute a Contacted Parties Proposal unless, as a result of such transaction, a Contacted Party or Qualified Group acting in concert acquires the assets, securities or business described in clause (i) above.
ARTICLE 3
MISCELLANEOUS
     Section 3.01.      No Further Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.
     Section 3.02.      Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.
     Section 3.03.      Governing Law. This Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule.
     Section 3.04.      Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.
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     IN WITNESS WHEREOF, Mergerco, the Parents, and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling

Name:	Scott Sperling

Title:	Co-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton

Name:	John Connaughton

Title:	Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling

Name:	Scott Sperling

Title:	Co-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark P. Mays

Name:	Mark P. Mays

Title:	Chief Executive Officer

Signature Page to
Amendment No. 1
to Agreement and Plan of Merger